UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

PRINCIPIA BIOPHARMA INC.

(Name of Subject Company)

PRINCIPIA BIOPHARMA INC.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

74257L108

(CUSIP Number of Class of Securities)

Martin Babler

President and Chief Executive Officer

Principia Biopharma Inc.

220 East Grand Avenue

South San Francisco, California 94080

(650) 416-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Jamie Leigh, Esq.

Ben Beerle, Esq.

Cooley LLP

101 California Street, 5th Floor

San Francisco, CA 94111-5800

(415) 693-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Principia Biopharma Inc., a Delaware corporation (“Principia” or the “Company”), with the Securities and Exchange Commission on August 28, 2020, relating to the tender offer by Kortex Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Sanofi, a French société anonyme (“Sanofi”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Shares” and each, a “Share”) for $100.00 per Share, to the seller in cash, without interest and subject to any withholding of taxes required by applicable legal requirements, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 28, 2020, as it may be amended or supplemented from time to time, and the related Letter of Transmittal, as it may be amended or supplemented from time to time (together with the Offer to Purchase, the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1. This Amendment No. 1 is being filed to reflect certain updates as set forth below.

Item 8. Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By deleting the sentence under the section entitled “Legal Proceedings” on page 48 and replacing it with the following paragraphs:

“As of September 11, 2020, four complaints were filed in federal courts by purported stockholders of Principia regarding the Merger. The first complaint was filed on an individual basis by the plaintiff on August 28, 2020, and is captioned Elaine Wang v. Principia Biopharma Inc., et al., Case No. 3:20-cv-06085 (N.D. Cal. filed August 28, 2020). The second complaint, filed as a putative class action on September 1, 2020, is captioned Marcy Curtis v. Principia Biopharma Inc., et al., No. 1:20-cv-01164-UNA (D. Del. filed September 1, 2020). A third complaint was filed on an individual basis by the plaintiff on September 4, 2020, and is captioned Stephen Bushansky v. Principia Biopharma Inc., et al., Case No. 3:20-cv-06283 (N.D. Cal. filed September 4, 2020). The fourth complaint was filed by the plaintiff on behalf of himself and all others similarly situated, on September 8, 2020, and is captioned Kelvin Hawkins v. Principia Biopharma Inc., et al., Case No. 1:20-cv-07289 (S.D.N.Y filed September 8, 2020) (collectively, the “Federal Complaints”). The Federal Complaints name as defendants Principia and each member of the Principia Board (the “Principia Defendants”). The Curtis complaint additionally names as defendants Sanofi and Purchaser (the “Sanofi Defendants”). The Wang, Curtis and Hawkins complaints allege violations of Section 14(d) and Section 14(e) of the Exchange Act against all Principia Defendants, and assert violations of Section 20(a) of the Exchange Act against the individual Principia Defendants. The Curtis complaint additionally alleges violations of Section 14(d) and Section 14(e) of the Exchange Act against the Sanofi Defendants and a violation of Section 20(a) of the Exchange Act against Sanofi. The Bushanksy complaint alleges a violation of Section 14(e) of the Exchange Act against the Principia Defendants and a violation of Section 20(a) of the Exchange Act against the individual Principia Defendants. The plaintiffs generally contend that this Schedule 14D-9, omitted or misrepresented material information regarding the Merger. The Federal Complaints seek (i) injunctive relief preventing the consummation of the Transactions; (ii) damages or rescission in the event the Transactions are consummated; (iii) disclosure of certain information requested by the plaintiffs; and (iv) an award of plaintiffs’ expenses and attorneys’ fees. The Principia Defendants believe the claims asserted in the Federal Complaints are without merit.

Additional lawsuits may be filed against Principia, the Principia Board, Sanofi and/or Purchaser in connection with the Transactions, the Schedule TO and the Schedule 14D-9.”

2.	By deleting the third sentence of the second paragraph under the section captioned “Antitrust Laws” on page 49 and replacing it with the following sentence:

“Each of the Company and Sanofi filed their respective Premerger Notification and Report Form under the HSR ACT with the FTC and the Antitrust Division on September 4, 2020 in connection with the purchase of Shares in the Offer and the Merger and the fifteen (15) day waiting period will expire at 11:59 p.m., Eastern Time on September 21, 2020, unless earlier terminated by the FTC and the Antitrust Division, Sanofi receives a request for additional information or documentary material prior to that time or pulls and refiles its notification so as to provide the FTC and Antitrust Division an additional 15 days to review the transaction. Expiration or termination of the HSR Act’s waiting period is a condition to the consummation of the Offer.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PRINCIPIA BIOPHARMA INC.

Dated: September 14, 2020	By:	/s/ Roy Hardiman
Name: Roy Hardiman
Title: Chief Business Officer